UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(x)	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010.

Or

( )	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to _____________________.

Commission File No. 001-11595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan
1725 Shepherd Road
Chattanooga, Tennessee 37421

(423) 899-5898

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASTEC INDUSTRIES, INC.
1725 Shepherd Road
Chattanooga, Tennessee 37421

(423) 899-5898

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Astec Industries, Inc. 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2010 and 2009 and for the Year Ended December 31, 2010 with
       Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:
       Statements of Net Assets Available for Benefits
       Statement of Changes in Net Assets Available for Benefits
       Notes to Financial Statements

Supplemental Schedule:
       Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Edgar filing only:
       Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Audited Financial Statements and
Supplemental Schedule
Astec Industries, Inc. 401(k) Retirement Plan
As of December 31, 2010 and 2009, and for the Year Ended
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Astec Industries, Inc. 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009
and for the Year Ended December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Astec Industries, Inc. 401(k) Retirement Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
June 29, 2011
Chattanooga, Tennessee

Astec Industries, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value	$141,802,526	$124,118,515
Receivables:
Employer contributions	62,956	79,778
Participant contributions	1,295	1,475
Notes receivable from participants	5,781,510	5,405,457
Total receivables	5,845,761	5,486,710
Total assets	147,648,287	129,605,225

Liabilities
Excess participant contributions payable	129,535	137,424
Net assets available for benefits at fair value	147,518,752	129,467,801
Adjustment from fair value to contract value for
investment in collective trust fund	245,152	922,523
Net assets available for benefits	$147,763,904	$130,390,324

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income	$1,515,780
Net appreciation in fair value of investments	14,364,869
15,880,649

Interest income on notes receivable from participants	306,956

Contributions:
Participants	8,494,476
Employer	3,888,394
Rollover	107,686
12,490,556
Total additions	28,678,161

Deductions from net assets attributed to:
Benefits paid to participants	11,179,059
Administrative expenses	125,522
Total deductions	11,304,581

Net increase	17,373,580

Net assets available:
Beginning of year	130,390,324
End of year	$147,763,904

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have reached age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by a committee appointed by the Company.

Contributions

Participants may elect to contribute up to 40% of their base salary through payroll deductions, as defined under the provisions of the Plan document, subject to Internal Revenue Code (Code) limitations. The Company matches 75% of each participant’s contribution up to 4% of the participant’s compensation. Participants who will attain age 50 before the close of the Plan year are eligible to make additional catch-up contributions, subject to Code limitations. Catch-up contributions are not eligible for the match contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and Plan investment results. Allocations of Plan earnings are based on participant account balances, as defined. Participants may change their investment options daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their entire account balance.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the Plan document, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the value of his or her account on the date of distribution.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

The Plan sponsor pays administrative fees other than those for recordkeeping and trustee functions. The administrative fees paid by the Plan sponsor in 2010 and 2009 included those for the annual audit, legal and discrimination testing.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. If the Plan is terminated or contributions are permanently discontinued, benefits will remain 100% vested and be distributed in accordance with the provisions of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2011.

Uses of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value. The shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the net asset value (NAV) of shares held which is based on the closing price reported in the active market.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract, a common collective trust, through its J.P. Morgan Stable Value Investment Fund (the Stable Value Fund). As required by the ASC, the Statements of Net Assets Available for Benefits present the fair value of the Stable Value Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

New Accounting Pronouncement

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 had no affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retroactively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end which is based on the closing price reported in the active market.

Common Collective Trust Fund (CCT): Fair value is based on the NAV of shares as reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual funds:
US equities	$99,490,899	$-	$-	$99,490,899
International equities	12,743,154	-	-	12,743,154
Common stock	6,025,110	-	-	6,025,110
Common collective trust (a)	-	23,543,363	-	23,543,363
Total	$118,259,163	$23,543,363	$-	$141,802,526

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mutual funds:
US equities	$86,758,026	$-	$-	$86,758,026
International equities	10,696,246	-	-	10,696,246
Common stock	5,107,197	-	-	5,107,197
Common collective trust (a)	-	21,557,046	-	21,557,046
Total	$102,561,469	$21,557,046	$-	$124,118,515

a.
This category includes a common/collective trust fund that is designed to perform better than the average money market fund and earn consistent reliable returns. This fund is primarily invested in a variety of high quality, interest paying securities offered with a companion investment contract, a benefit responsive wrap. Participant-directed redemptions have no restrictions; however, the Trustee (of CCT) reserves the right to pay out terminating plans anytime within 12 months of receiving notice at market value. Effective June 1, 2009 the Trustee implemented a delayed payout schedule for all redemption requests made on that date and thereafter until further notice, whereby 4 installment payments are made on the 1st business day of each calendar quarter commencing immediately after notification. The payout schedule has been fully retired as of July 2010. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Investments

During 2010, the Plan’s investments appreciated in fair value as follows:

Net Appreciation in Fair Value of Investments

Fair value as determined by quoted market prices:
Common stock	$1,047,147
Mutual funds	12,849,680
Common collective trust	468,042
$14,364,869

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2010	2009

J.P. Morgan Stable Asset Investment Fund*	$23,543,363	$21,557,046
J.P. Morgan Equity Index Fund	19,945,420	–
J.P. Morgan Intrepid Growth Fund	10,692,488	10,338,201
J.P. Morgan Smart Retirement 2020 Fund	10,116,266	8,660,538
American Century Growth Fund	9,868,281	8,930,909
Harbour Funds International Administrative Fund	12,743,154	10,696,246
Eaton Vance Value Capital Large Company Fund	9,124,345	10,453,597
UBS US Large Capital Growth Fund	–	14,888,381

*	The J.P. Morgan Stable Asset Investment Fund is shown at fair value. The contract value at December 31, 2010 and 2009, is $23,788,515 and $22,479,569, respectively.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS), dated June 10, 2008, stating that the Plan is qualified under Section 401 (a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects for a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. Related Party Transactions

Transactions with parties-in-interest include investments in the Company’s common stock, participant loans, investments in JP Morgan Funds and investments through JP Morgan Chase Bank & Trust, the trustee. These transactions are exempt from the prohibited transactions rules under ERISA.

8. Excess Participant Contributions Payable

During 2010 and 2009, the Company determined that excess participant contributions had been made based on nondiscrimination testing performed for the Plan. Accordingly, the Plan refunded the excess participant contributions, plus or minus earnings or losses thereon, of $129,535 and $137,424 in 2010 and 2009, respectively, subsequent to year end to comply with the applicable requirements of the Code. These amounts are recorded as excess participant contributions payable in the accompanying Statements of Net Assets Available for Benefits.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

9. Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009

Net assets available for benefits per the financial statements	$147,763,904	$130,390,324
Deemed loans not reported on Form 5500	(84,738)	(69,666)
Adjustment to report common collective trust fund at fair value	(245,152)	(922,523)
Net assets available for benefits per the Form 5500	$147,434,014	$129,398,135

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500:

Year Ended December 31, 2010

Net increase in net assets available for benefits per the financial statement	$17,373,580
Less: deemed loans not reported on Form 5500 at December 31, 2010	(84,738)
Plus: deemed loans not reported on Form 5500 at December 31, 2009	69,666
Less: adjustment to report common collective trust fund at fair value at December 31, 2010	(245,152)
Plus: adjustment to report common collective trust fund at fair value at December 31, 2009	922,523
Net income per the Form 5500	$18,035,879

Supplemental Schedule

Astec Industries, Inc. 401(k) Retirement Plan

EIN: 62-0873632        Plan Number: 001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	American Century	Growth Fund	$9,868,281
	American Century	Small Capital Value Fund	6,600,010
*	J.P. Morgan	Stable Asset Investment Fund	23,543,363
*	J.P. Morgan	Smart Retirement 2010 Fund	4,690,770
*	J.P. Morgan	Smart Retirement 2015 Fund	6,878,677
*	J.P. Morgan	Smart Retirement 2020 Fund	10,116,266
*	J.P. Morgan	Smart Retirement 2025 Fund	743,113
*	J.P. Morgan	Smart Retirement 2030 Fund	7,133,926
*	J.P. Morgan	Smart Retirement 2035 Fund	567,799
*	J.P. Morgan	Smart Retirement 2040 Fund	3,952,024
*	J.P. Morgan	Smart Retirement 2045 Fund	496,869
*	J.P. Morgan	Smart Retirement 2050 Fund	455,429
*	J.P. Morgan	Smart Retirement Income Fund	1,965,053
*	J.P. Morgan	Intrepid Growth Fund	10,692,488
*	J.P. Morgan	Equity Index Fund	19,945,420
	Goldman Sachs	Growth OP	5,481,475
	Harbor Funds	International Administrative Fund	12,743,154
	Eaton Vance	Value Capital Large Company Fund	9,124,345
	Schwab	Brokerage accounts	778,954
*	Astec Industries, Inc.	Common stock	6,025,110
*	Participant loans	Interest rates ranging from 5.0-10.0%, maturity varies through 2028	5,781,510
	Total assets held for investments		$147,584,036

*	Represents a party-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By /s/ F. McKamy Hall
F. McKamy Hall, Member
Astec Industries, Inc.
401(k) Retirement Plan Committee

Date: June 29, 2011

Exhibit Index

Exhibit
Index	Description
23.1	Consent of Independent Registered Public Accounting Firm